

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 10, 2021

Marc Lasky
Chief Executive Officer
Fernhill Corp
3773 Howard Hughes Pkwy
Suite 500s
Las Vegas, NV 89169

> **Re: Fernhill Corp**
> **Amendment No. 2 to Offering Statement on Form 1-A**
> **Filed October 27, 2021**
> **File No. 024-11630**

Dear Mr. Lasky:

We have reviewed your amended offering statement and have the following comment. In some of our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 19, 2021 letter.

Amendment No. 2 to Offering Statement on Form 1-A

Description of Business, page 22

1.   We note your response to comment 2 and reissue. Please provide all of the disclosure required by Item 7 of Form 1-A regarding your business, including your subsidiaries, and the business of the entity that you seek to acquire. We note your disclosure on page 23 related to the non-binding letter of intent from August 25, which you later state is expected to close on or before November 15. Please update to reflect the current status. To the extent the agreement is now a binding, please identify the company, disclose whether it has generated revenues, and the terms of the agreement or letter of intent. Additionally, please file the letter as an exhibit.

You may contact William Demarest at 202-551-3432 or Robert Telewicz at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Pam Howell at 202-551-3357 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Jeff Turner, Esq.